Steven G. Lentz Partner steven.lentz@FaegreBD.com Direct +1 612 766 8651	Faegre Baker Daniels LLP 2200 Wells Fargo Center 90 South Seventh Street Minneapolis Minnesota 55402-3901 Phone +1 612 766 7000 Fax +1 612 766 1600

October 18, 2012

Via EDGAR System

Ms. Karen Rossotto
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Responses to Comments on the Preliminary Proxy Statement
Filed on Schedule 14A
Keystone Mutual Funds (File Nos. 333-133322 and 811-21890)

Dear Ms. Rossotto:

On behalf of our client, Keystone Mutual Funds, a Delaware statutory trust (the “Trust”), thank you for your thorough review and your verbal comments (provided during our telephone conference call on October 11, 2012) regarding the Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) that was filed with the Securities and Exchange Commission on October 3, 2012.  This letter sets forth our understanding of each of your comments (in bold italics), and following each comment is the Trust’s response (in regular type).

1.	Please revise the reference at the bottom of the Notice page to clarify that the Proxy Statement and the Fund’s most recent annual and semi-annual reports are available free of charge.

Response:  The revision has been made as requested.

2.
Regarding the Summary section that begins on page 2 of the Proxy Statement (subsequent page references will be to the Proxy Statement unless indicated otherwise), please clarify the nature of the overall transaction and simplify the discussion of it.

Response:  The section has been re-drafted per your request.

U.S. Securities and Exchange Commission
October 18, 2012

3.
Regarding the benefits of the transaction highlighted in the Summary section on page 2, please revise the bullet-point that references the comparable fee and expense structures in light of the Acquiring Fund having a front-end sales load and a Contingent Deferred Sales Charge (“CDSC”), neither of which the Fund has.

Response:  The bullet-point has been revised per your request.

4.
Regarding the section “Proposed Reorganization of MainStay Growth Equity Fund and Proposed Changes to MainStay VP Growth Equity Portfolio” on page 3, please re-organize the disclosure to clarify the that proposed Reorganization is contingent on the MainStay fund approvals indicated in that section.

Response:  That section has been re-organized as requested.

5.
Regarding the section heading “Are There any Significant Differences in the Management Structures of the Fund and the Acquiring Fund?” on page 4, please revise to clarify that the structures compared are the investment adviser structures.

Response:   The heading has been revised as requested.

6.
Regarding the section “Are There any Significant Differences in the Management Structures of the Fund and the Acquiring Fund?” on page 4, please remove the reference to “Similarly” at the beginning of the third paragraph.

Response:  The revision has been made as requested.

7.
Regarding the section “Are There any Significant Differences in the Management Structures of the Fund and the Acquiring Fund?” on page 4, please identify the “sole initial shareholder” of the Acquiring Fund who approves its participation in the manager- of-managers structure.

Response:  The Trust supplementally states that is has been informed that such shareholder will either be New York Life Investment Management LLC or an affiliate and that such approval will be completed this month.  The language has been revised accordingly.

8.
Regarding the section “Is Additional Information About the Fund and the Acquiring Fund Available?” which begins on page 4, please clarify in the discussion of the Acquiring Fund’s preliminary prospectus that the proposed Reorganization cannot occur without the Acquiring Fund’s registration statement being declared effective.

Response:  The clarification has been made as requested.

9.
Prior to the section “Shareholder Approval” which begins on page 5, please address in question format the comparability of fees and expenses and of investment objectives and principal investment strategies and policies between the Fund and the Acquiring Fund.

Response:  The additional questions and answers have been included as requested.

U.S. Securities and Exchange Commission
October 18, 2012

10.
In the section “Shareholder Approval” which begins on page 5, please add an explanation of the 1940 Act’s definition of the affirmative vote of the holders of a majority of the outstanding shares of the Fund.

Response:  The definition has been added as requested.

11.	In the section “Comparison of Current Fees and Expense” which begins on page 6, please remove the first table and integrate its footnotes into the footnotes currently used for the second table.

Response:  These revisions have been made as requested.

12.
In the section “Comparison of Current Fees and Expense” which begins on page 6, please change the location of first footnote to indicate that the advisory fee breakpoint only applies to the Acquiring Fund.

Response:  This change has been made as requested.

13.	In the section “Comparison of Current Fees and Expense” which begins on page 6, please add the Acquiring Fund’s CDSC to the fee table and describe its application in a footnote to the table.

Response:  The Trust respectfully declines to add a reference to the CDSC within the table because of the inconsistency with the way the Acquiring Fund presents that information and because of the potential shareholder confusion that might be created when Fund shareholders will not be subject to the CDSC.  The Trust notes supplementally that a reference to the CDSC has been added to the footnotes consistent with the Acquiring Fund’s disclosure.

14.
In the section “Comparison of Current Fees and Expense” which begins on page 6, if applicable, please add disclosure in the fee table’s footnotes concerning the ability of the Acquiring Fund’s adviser to recoup waived fees or reimbursed expenses.

Response:  The Trust confirms supplementally that is has been informed that no such recoupment arrangement exists.  The Trust believes no additional disclosure is required.

15.
In the section “Comparison of Current Fees and Expense” which begins on page 6, the descriptions of the potential expenses excluded from the expense limitations differs between the Fund and the Acquiring Fund.  Given the broader description used by the Acquiring Fund, please disclose that as a result the Acquiring Fund’s expense limitation could result in higher expenses than the Fund’s expense limitation would.

Response:  The Trust respectfully declines to add this disclosure.  The primary categories of expenses excluded from the Acquiring Fund’s limitation but not referenced in the Fund’s limitation are interest and litigation expenses.  The Trust supplementally submits that as a practical matter, the Fund does not incur interest expense and the Acquiring Fund is not expected to either.  Regarding litigation expenses, to the extent they are not covered by insurance, the Fund supplementally submits that it would treat them as “extraordinary expenses”, which are excluded from the Fund’s expense limitation.  Therefore, additional disclosure regarding the wording differences does not seem warranted.

U.S. Securities and Exchange Commission
October 18, 2012

16.
In the section “Comparison of Current Fees and Expense” which begins on page 6, please clarify the language at the end of the section regarding the applicability of the Acquiring Fund’s Class A front-end sales charge and CDSC to additional investments made by Fund Class A shareholders after the proposed Reorganization.

Response:  The clarifications have been made both in the text and in the table.

17.	Regarding the disclosure of “Equity Securities Risk” on page 9, please remove the last sentence of that section.

Response:  The sentence has been removed as requested.

18.	Regarding the section “Comparison of Investment Restrictions” beginning on page 9, with respect to limitations based on what the 1940 Act permits, disclose what the 1940 Act permits.

Response:  Responsive disclosure has been added as requested.

19.
Regarding the section “Comparison of Investment Restrictions” beginning on page 9, please reconcile the apparent differences between certain of the fundamental investment restrictions of the Fund and Acquiring Fund with the position that such restrictions are not materially different.

Response:  The Trust states supplementally that is has revised the language in this section to more precisely address the differences and to either reconcile or address the differences as appropriate.

20.
Regarding the section “Comparison of Investment Restrictions” beginning on page 9, the Staff does not agree with the Acquiring Fund’s articulation of its fundamental investment restriction concerning “concentration” insofar as the restriction states that it does not apply to securities of other investment companies.

Response:  The Trust respectfully declines to make any changes concerning another registrant’s articulation of its fundamental investment limitations. The Trust supplementally states that in connection with the disclosure added pursuant to Comment 18 above, the Trust noted that the availability of the exclusions from concentration referenced by the Acquiring Fund remains subject to applicable regulatory interpretations.

U.S. Securities and Exchange Commission
October 18, 2012

21.
Regarding the section “Comparison of Investment Restrictions” beginning on page 9, in the discussion of non-fundamental investment restrictions on page 11, please clarify that the Fund restriction referenced in final paragraph is “non-fundamental”, not “fundamental” and disclose the additional investment flexibility contemplated by the removal of such restriction.

Response:  The Trust notes supplementally that there is no intent to use any such flexibility and as a result the entire sentence has been deleted.  The following sentence has been modified to state that the change is not expected to result in any differences between the way that the Fund and Acquiring Fund are managed.

22.
Regarding the section “Comparison of Investment Restrictions” beginning on page 9, in the discussion of non-fundamental investment restrictions on page 11, please address that the Acquiring Fund will not be subject to Rule 35d-1 as a result of not having the phrase “Large Cap” in its name.

Response:  This issue has been addressed as requested.

23.
Regarding the section “Agreement between New York Life Investments, MSI, Cornerstone Inc., its shareholders and Cornerstone LLC” beginning on page 17, please identify the length of time the parties to the agreement have agreed that New York Life will recommend to the MainStay Board that Cornerstone LLC serve as subadviser to the Acquiring Fund.

Response:  The Trust respectfully declines to identify the specific length of time.  The specific length of time was a transaction point between the parties and has not been publicly disclosed.  Moreover, the Trust supplementally submits that the length of time does not seem relevant to shareholders because it is simply a recommendation and does not bind the MainStay Board.

24.
Regarding the section “Keystone Board Considerations of the Reorganization” beginning on page 18, disclose whether the Keystone Board considered the Acquiring Fund’s front-end sales charge and CDSC in approving the proposed Reorganization.

Response:  The Trust supplementally states that language addressing the Board’s consideration of the charges in the context of their not being applied to Fund shareholders has been added.

25.
Regarding the section “Keystone Board Considerations of the Reorganization” beginning on page 18, clarify the reference to the identified potential benefit of enabling “greater diversification of investment choices” found in (vi) on page 19.

Response:  The Trust supplementally states that the reference addresses the greater product array and enhanced range of investment options that exist as a shareholder in the MainStay Group of Funds, as described on page 20.  The Trust agrees that the reference within (vi) is confusing, however, and as a result has deleted it.

U.S. Securities and Exchange Commission
October 18, 2012

26.
Regarding the parties who are bearing the expenses of the Reorganization, please ensure consistency between the reference on page 20 to the parties being New York Life Investments, Cornerstone Inc. and Cornerstone LLC and the reference on page 22 concerning Cornerstone Inc. and Cornerstone LLC bearing all expenses.

Response:  The Trust supplementally states that the references have been conformed to state that expenses will be borne by Cornerstone Inc. and Cornerstone LLC.

27.	On page 27, please include information concerning the proxy solicitation firm and the estimated cost of the meeting.

Response:  The requested information has been added as requested.

* * *

In connection with this letter, the Trust has authorized us to convey to you that the Trust acknowledges that:

•	The Trust is responsible for the adequacy and accuracy of the disclosures in the Proxy Statement;

•	Staff comments or changes to disclosures in response to Staff comments in the Proxy Statement do not foreclose the SEC from taking any action with respect to the Proxy Statement; and

•	The Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please direct any further comments or questions to the undersigned at the telephone number or email address listed above.

Very truly yours,

/s/ Steven G. Lentz

Steven G. Lentz